UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

POST PROPERTIES, INC.

POST APARTMENT HOMES, L.P.

(Exact name of the registrant as specified in its charter)

Georgia	1-12080	58-1550675
Georgia	0-28226	58-2053632
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4401 Northside Parkway, Suite 800, Atlanta, Georgia	30327
(Address of principal executive offices)	(Zip code)

Christopher J. Papa

Executive Vice President and Chief Executive Officer

Post Properties, Inc.

4401 Northside Parkway, Suite 800

Atlanta, Georgia 30327

(404) 846-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Section 1.01 Conflict Minerals Disclosure

Post Properties, Inc. and its subsidiaries (collectively, “Post Properties” or the “Company”) develop, own, and manage upscale multi-family apartment communities in selected markets in the United States. As a developer, owner, and manager of apartment communities, none of the Company’s ongoing operations are within the ambit of the specialized disclosure relating to physical products. However, the Company completed construction of two condominium developments as of the end of 2012 and made sales of condominium units at both developments during calendar year 2013. While substantially all materials utilized in the construction of the two condominium developments existed outside of the supply chain as of January 31, 2013, in certain cases the Company provided custom finishing options on or after February 1, 2013. The Company believes it is possible that during selected finishing activities on some of the condominium units sold after February 1, 2013, one or more conflict minerals may have been used in a manner necessary to the functionality of such condominium units (the “Completed Units”).

Based on the Company’s reasonable country of origin inquiry (“RCOI”), the Company has determined that, with respect to the Completed Units for the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”), while it does not have a specific reason to believe that any necessary conflict minerals utilized in the construction of these units may have originated in the Democratic Republic of the Congo or adjoining country (collectively the “DRC”), the RCOI has not been able to rule out the possibility. As a result, a Conflict Minerals Report, as required by Rule 13-p1, is provided as an exhibit to this specialized disclosure.

A copy of the information contained in this Form SD and accompanying Conflict Minerals Report is located at http://www.postproperties.com/post/investor/home.aspx but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Section 2 — Exhibits

Section 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Post Properties, Inc.

By:	/s/ Christopher J. Papa	Date: June 2, 2014
Name:	Christopher J. Papa
Title:	Executive Vice President and Chief Financial Officer

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